Exhibit 99.1

Swvl Wins $4.2 Million in New Contracts in Egypt Over the Last Three Months

Dubai, United Arab Emirates, November 15, 2024 (GLOBE NEWSWIRE) — Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a leading provider of technology-driven mobility solutions for enterprises and governments, announces that it won new contracts with total value of $4.2 million with key clients in Egypt over the past three months.

These recently secured contracts with leading enterprises in strategic mobility sectors, including fast-moving consumer goods (FMCG), telecom, e-commerce, consumer goods, and banking, are expected to not only drive revenue growth but also showcase how Swvl’s solutions are effectively addressing the diverse transportation needs of clients across various industries, further expanding its client portfolio and value-added offerings.

Swvl offers both fully managed services and Software as a Service (SaaS)-based solutions that efficiently support a variety of industries and client needs. We implement a flexible model for shift-based transportation contracts for call center agents, ensure reliable transportation for workforces across plants, and provide seamless employee commutes for major corporations, as well as student commutes. Swvl’s tailored solutions effectively address the specific transportation challenges of each sector, offering customized tech solutions to meet diverse requirements.

Mostafa Kandil, CEO of Swvl, mentioned, “I am incredibly proud of our team and the dedication they demonstrate in driving Swvl’s mission forward. It is truly rewarding to see how our innovative mobility solutions are transforming mobility globally. I am optimistic about the impact we can make in the industry and look forward to continuing our growth journey.”

Building on this growth, Swvl expects to launch operations in the U.S. next year. The Company is currently evaluating multiple strategic alternatives to bring in strategic and value-added capital to accelerate this launch.

About Swvl

Swvl is a leading provider of technology-driven mobility solutions for enterprises and governments. Swvl’s technology enhances transit system efficiency to deliver safer, more reliable, and sustainable transportation solutions.

Forward-Looking Statements

This press release contains “forward-looking statements’’ relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward looking statements when it discusses the benefits of its services and products, the expected revenue growth as a result of these contracts, and its expected timing of the launch of U.S. operations. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact: Investor.relations@swvl.com